ROPES & GRAY LLP

PRUDENTIAL TOWER

800 BOYLSTON STREET BOSTON, MA 02199-3600

WWW.ROPESGRAY.COM

Lisa Mikhail Henry

T +1 617 951 7780

lisa.henry@ropesgray.com

September 30, 2020

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mindy Rotter

Re:	Homestead Funds, Inc. (File Nos. 811-06136; 33-35788) and
Homestead Funds Trust (File Nos. 811-23429; 333-229995)

Dear Ms. Rotter:

This letter is being filed to respond to the comments received from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") on August 25, 2020, related to the Annual Report of Homestead Funds, Inc. and Homestead Funds Trust (collectively, the "Homestead Funds") for the fiscal year ended December 31, 2020, as filed with the Commission as part of Form N-CSR on March 6, 2020 (the "Annual Report").

A summary of the Staff's comments, and the Homestead Funds' responses thereto, are set forth below.

Comments

1.Comment: With respect to the Statement of Assets and Liabilities for each Fund, please confirm that there are no components of accrued expenses that should be separately classified on the Statement of Assets and Liabilities.

Response: The Homestead Funds confirm that there are no other components of accrued expenses that should be separately classified on the Statement of Assets and Liabilities. The Homestead Funds note that the accrued management fee is included in the line item "Due to RE Advisers" and that amounts due to Directors is included in "Independent Director / Trustee's deferred compensation." The Homestead Funds confirm that there were no other payments due to (a) Officers and Directors, (b) controlled companies, or (c) other affiliates as of December 31, 2019.

2.Comment: The Statement of Operations for the S&P 500 Index Master Portfolio (the "Master Fund") includes a line item for fees waived and/or reimbursed. Please explain supplementally where the Stock Index Fund's allocation of such waived fees has been accounted for. In addition, please confirm that in future reports, any applicable waived fees at the Master Fund level will be included either as a line item on the Stock Index Fund's Statement of Operations as a reduction of the expenses of the Master Fund or in a footnote to such Statement of Operations.

Response: The Stock Index Fund's allocation of the Master Fund's fee waivers is included in the "Allocated from Master Portfolio" line item in the Expenses section of the Statement of Operations. The Stock Index Fund confirms that, in future reports, it will add a footnote to the Statement of Operations disclosing the Fund's allocation of the Master Fund's fee waivers.

3.Comment: Please explain supplementally why the portfolio turnover rate for the Master Fund is not disclosed in the Financial Highlights table for the Stock Index Fund contained in the Annual Report.

Response: The portfolio turnover rate for the Master Fund is calculated at the Master Fund level and reported in the Financial Highlights of the Master Fund in the Appendix (on page 101 of the Annual Report). The Stock Index Fund confirms that, in future reports, it will add a footnote to the Financial Highlights directing readers to the Financial Highlights of the Master Fund for the portfolio turnover rate.

** * * *

Please do not hesitate to call me at 617-951-7780 if you have any questions or require additional information.

Regards,

/s/ Lisa M. Henry Lisa M. Henry

cc:Amy M. DiMauro Danielle C. Sieverling John (Jack) Delaney Nathan D. Briggs